Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

New Pacific Metals Corp. (the “Company”)
Suite 1750,  1066 West Hastings Street
Vancouver, British Columbia V6E 3X1

2.	Date of Material Change

October 23, 2025

3.	News Release

A news release with respect to the material change was provided to GlobeNewswire for dissemination on October 23, 2025, and was subsequently filed under the Company’s issuer profile on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca.

4.	Summary of Material Change

On October 23, 2025, the Company announced that Jalen Yuan was appointed as permanent Chief Executive Officer and a director of the Company, and Chester Xie was appointed as permanent Chief Financial Officer of the Company, having previously served as Interim Chief Executive Officer and Interim Chief Financial Officer of the Company, respectively. The Company further announced the end of Dr. Peter Megaw’s term as a director of the Company as at the close of the Company’s upcoming annual general meeting.

5.	Full Description of Material Change

On October 23, 2025, the Company announced that Jalen Yuan was appointed as permanent Chief Executive Officer and a director of the Company, and Chester Xie was appointed as permanent Chief Financial Officer of the Company, having previously served as Interim Chief Executive Officer and Interim Chief Financial Officer of the Company, respectively. The Company further announced the end of Dr. Peter Megaw’s term as a director of the Company as at the close of the Company’s upcoming annual general meeting.

6	Disclosure for Restructuring Transactions

Not applicable.

7	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

8	Omitted Information

No information has been omitted in respect of the material change.

9.	Executive Officer

Jalen Yuan, Chief Executive Officer
Phone: 604-633-1368 Ext. 236

10	Date of Report

October 24, 2025